FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 11, 2009

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGIA PARTICIPACIONES S.A.

Fourth Quarter 2008 Results

Buenos Aires, February 11, 2009 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE: PZE) announces the results for the fourth quarter ended December 31, 2008.

Net income for 2008 fourth quarter was a P$300 million loss compared to a P$206 million gain in 2007 fourth quarter. This result is attributable to the 75.82% interest in Petrobras Energía S.A. (Petrobras Energía Participaciones S.A.’s only asset) whose net income for 2008 quarter was a loss of P$384 million.

The 2008 quarter loss resulted from the global economic crisis whose main effects on the Company were the drop in prices and in the demand for our main products, the resulting impairment charge on raw material stock and inventories, in addition to a significant loss derived from the devaluation of the Argentine peso against the US dollar.

Consequently, the Company’s sales decreased 11% compared to 2007 fourth quarter. Gross profit, in turn, dropped 24% resulting in a P$1 million operating loss in 2008 quarter compared to a P$420 million gain in 2007 quarter. This P$421 million decline was mainly attributable to:

- The 34% drop in oil average sales prices for operations abroad, in line with the decline in international reference prices. It should be noted that in 2007 quarter the Company’s interest in Lote X in Peru was 100% compared to 60% in 2008 quarter.

- Higher exploration expenses of P$105 million.

- Reduced margins from the commercialization of refined products as a result of the increase in the price for crude oil in the domestic market and the 10% decline in sales volumes.

- Lower income of P$64 million from Affiliates under Joint Control.

In addition, Financial Income (Expense) and Holding Gains (Losses) reflect a P$538 million loss compared to a P$144 loss in 2007 quarter, accounting for a P$394 loss increase mainly attributable to:

- A P$149 million exchange loss as a result of the 10% depreciation of the peso against the dollar in 2008 quarter. In 2007 quarter, the Company reported a P$8 million exchange gain.

- A P$189 million loss from holding of inventories, particularly in the petrochemical business, as a result of the drop in the price for crude oil and related oil products in 2008 quarter.

- Higher losses of P$82 million attributable to Affiliates under Joint Control.

Income Statement

Net Sales

Gross Profit

Operating Income

Equity in Earnings of Affiliates

Excluding the proportional consolidation of CIESA and Distrilec, Equity in Earnings of Affiliates is broken down as follows:

Financial Income (Expense) and Holding Gains (Losses)

Other Income, net

Income (expenses), net for 2008 fourth quarter mainly reflect:

* P$154 million loss from impairment charge on assets in Venezuela.

* P$31 million loss derived from the Termination Agreement in connection with Block 31 in    Ecuador.

* P$29 million loss from sale of a 40% interest in Block 18 in Ecuador

* P$121 million gain from reversal of impairment charge on areas in Argentina

Income (expenses), net for 2007 fourth quarter mainly reflect:

* P$1,014 million gain from the sale of a 40% interest in Petrobras de Valores Internacional de España S.L.

* P$62 million gain from the sale of oil areas in Argentina

* P$40 million gain from the sale of Petroquímica Cuyo S.A.

* P$16 million gain from the sale of Yacylec S.A.

* P$759 million impairment charge on assets in Ecuador

* P$214 million impairment charge on assets in Venezuela

Balance Sheet

The following breakdown excludes proportional consolidation (CIESA/TGS – Distrilec/Edesur):

Cash Flow Statement

The following breakdown excludes proportional consolidation (CIESA/TGS – Distrilec/Edesur):

OPERATING INCOME BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

* In 2008 quarter, net sales decreased P$253 million to P$1,106 million, mainly due to a decline in oil average sales prices for operations abroad, in line with the drop in international reference prices and, to a lesser extent, the 4% reduction in sales volumes.

In 2008 quarter, sales volumes of oil equivalent decreased to 111.4 thousand barrels per day from 116 thousand barrels per day in 2007 quarter. In 2008 quarter the portfolio adjustment resulting from divestment of the 40% interest in Lote X and in Block 18, net of the addition of a 25.7% interest in Sierra Chata and a 13.7% interest in El Tordillo, accounted for a net decrease of 2 thousand barrels per day. Excluding this effect, sales volumes decreased as a consequence of the natural decline in production from mature fields in Argentina.

Crude oil sales decreased 27.2% to P$899 million in 2008 quarter, as a consequence of the combined effect of a 14.7% drop in average sales prices, mainly in Ecuador and Peru, and a 14.7% decline in sales volumes.

Gas sales increased 48.8% to P$180 million in 2008 quarter, mainly as a result of a 30.9% rise in sales prices, mainly in Argentina and Bolivia, and, to a lesser extent, a 13.7% increase in sales volumes, mainly attributable to a higher working interest in the Sierra Chata area in Argentina in the period under review, and lower production volumes available in 2007 quarter as a result of union strikes.

* Gross profit dropped P$178 million to P$393 million in 2008 quarter. The margin on sales decreased to 35.5% in 2008 quarter from 42% in 2007 quarter.

* Exploration expenses totaled P$145 million in 2008 quarter and P$40 million in 2007 quarter. Exploration expenses for 2008 quarter are mainly attributable to expenses incurred in the off-shore consortium in charge of the exploration of the Cuenca Golfo San Jorge Marina 1 Block in Argentina and, to a lesser extent, 3D seismic expenses in Chirete, in the province of Salta. Expenses for 2007 quarter are primarily attributable to geophysical expenses incurred in connection with Lote 57 in Peru and 3D seismic works in Enarsa I.

* Other operating expense, net are mainly attributable to costs associated with the unused transportation capacity under the contract with Oleoducto de Crudos Pesados S.A. in Ecuador, which accounted for P$50 million and P$43 million losses in 2008 and 2007 quarters, respectively.

Liquid Hydrocarbon and Natural Gas Reserves

As of December 31, 2008, liquid hydrocarbon and natural gas proved reserves of Petrobras Energía totaled 433 million boe (221.5 million oil barrels and 1,269 thousand million cubic feet of gas), accounting for a 10% decrease in reserves compared to reserves as of December 31, 2007.

Estimated reserves as of December 31, 2008 were audited by DeGolyer and MacNaughton, international technical consultants, and the audit covered approximately 70% of the Company’s total estimated reserves and 90% of estimated reserves operated by the Company.

Production for the year totaled 47.1 million boe.

During 2008, the 25 million boe downward revision in reserves was primarily due to the return of Block 31 in Ecuador.

Divestment of interest in Block 18 in Ecuador resulted in a 10.7 million boe reduction. In addition, 32.8 million boe were acquired as a result of the purchase of interest in Sierra Chata and the renegotiation of Aguada de la Arena and Río Neuquén concessions.

Liquid hydrocarbon and natural gas accounted for 51% and 49%, respectively, of total proved reserves; 62% of total proved reserves are located in Argentina.

As of December 2008, total oil and gas proved reserves of Petrobras Energía were equal to 9 years of production, measured according to 2008 oil and gas levels.

Refining and Distribution

* Net sales of refined products totaled P$1,607 million and P$1,630 million in 2008 and 2007 quarters, respectively. Net sales of refined products for 2008 quarter reflect P$109 million attributable to the commercialization of crude oil from Argentina.

Net sales of refined products dropped 10% in 2008 quarter, mainly due to reduced demand resulting from the global financial crisis.

Total volumes of other related oil products and domestic sales volumes of diesel oil and gasoline dropped 14%, 9% and 15%, respectively, in 2008 quarter, mainly as a result of the decrease in domestic demand. Fuel oil and IFO sales volumes decreased 12% in 2008 quarter, due to lower IFO consumption by vessels attributable to reduced grain exports, partially offset by higher fuel oil volumes mainly as a result of an increased domestic demand to supply power plants.

In this context, crude oil volumes processed were reduced 12% to 67.6 thousand barrels per day to reach the economic optimum.

* Gross profit accounted for a P$56 million loss in 2008 quarter, compared to a P$33 million gain in 2007 quarter, with a negative gross margin of 3.5% and a positive gross margin of 2% in 2008 and 2007 quarters, respectively, mainly attributable to the combined effect of a drop in international prices that adversely affected non regulated product operations and the increase in crude oil prices in the domestic market.

Petrochemicals

* Net sales decreased P$167 million to P$854 million in 2008 quarter, mainly due to a 45% reduction in sales volumes, partially offset by an improvement in average sales prices.

Total styrenics sales in Argentina dropped P$30 million to P$261 million in 2008 quarter. Such drop was mainly attributable to the 34% decrease in sales volumes, totaling 38 thousand tons in 2008 quarter, as a consequence of the reduced demand resulting from the global crisis that burst out during 2008 fourth quarter and, in addition, the lower volumes of ethylbenzene sent to Innova due to the start of operations at Innova’s Ethylbenzene Plant in 2008 quarter. This effect was partially offset by a 36% increase in average sales prices.

Styrenics sales in Brazil decreased P$61 million to P$339 million in 2008 quarter, mainly due to a 21% reduction in sales volumes, totaling 54 thousand tons in 2008 quarter, basically derived from a shrinkage in the domestic market, partially offset by a 7% improvement in prices.

Fertilizers sales decreased P$81 million to P$274 million in 2008 quarter, primarily due to a 53% reduction in sales volumes, mainly attributable to a reduction in demand derived from the global crisis and to adverse weather conditions during 2008 quarter, partially offset by a 63% increase in sales prices.

* Gross profit increased P$28 million to P$154 million in 2008 quarter. Gross margin on sales increased to 18% in 2008 quarter from 12.3% in 2007 quarter, primarily as a consequence of the rise in margins in line with the beforementioned improvements in sales prices.

Gas and Energy

Excluding the proportional consolidation of CIESA and Distrilec, operating income is broken down as follows:

Hydrocarbon Marketing and Transportation

* Sales revenues rose P$33 million to P$228 million in 2008 quarter, mainly as a result of increased revenues from gas sales, partially offset by a reduction in liquid fuel sales and gas and LPG brokerage services.

Gas sales revenues rose P$73 million to P$161 million in 2008 quarter, due to the combined effect of an improvement in average sales prices and a 32.3% increase in sales volumes to 305 million cubic feet.

Liquid fuel sales revenues decreased P$30 million to P$60 million in 2008 quarter, due to the combined effect of a 22% reduction in average sales prices and a 14% drop in sales volumes.

Electricity Generation

* Net sales of electricity generation rose P$80 million to P$193 million in 2008 quarter, mainly due to the 51% increase in sales volumes and, to a lesser extent, improved sales  prices of thermal generation.

Net sales attributable to Genelba Power Plant increased P$59 million to P$161 million in 2008 quarter, due to the combined effect of a 34.6% rise in sales volumes to 1,486 GWh in 2008 quarter, and a 16.1% improvement in average sales prices to P$108.3 per MWh in 2008 quarter. The increase in energy sales volumes was attributable to the major maintenance works performed in 2 turbines of the Power Plant during 2007 quarter.

Net sales attributable to Pichi Picún Leufú rose P$21 million to P$32 million in 2008 quarter, mainly due to a significant increase in energy sales totaling 340 GWh in 2008 quarter compared to 102 GWh in 2007 quarter as a consequence of the return to normal generation levels in 2008 quarter which were adversely affected in 2007 quarter by the lower water supply in the Comahue Basin.

* Gross profit for the generation business increased P$22 million to P$69 million in 2008 quarter, due to the combined effect of increased generation prices and volumes. Gross margin on sales decreased to 35.8% in 2008 quarter from 41.6% in 2007 quarter, mainly due to the fact that increased thermal generation costs were partially passed through to sales prices.

www.petrobras.com.ar

Date: 11/02/2009

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney